TOLLEFSEN BUSINESS LAW P.C.
                              EVERETT MUTUAL TOWER
                          2707 COLBY AVENUE, SUITE 1116
                            EVERETT, WASHINGTON 98201
                            TELEPHONE (425) 353-8883
                               FAX (425) 353-9415



         July 20, 2005

                                                                  Filed by EDGAR

         Mr. Patrick Gilmore
         Securities and Exchange Commission
         450 Fifth Street, N.W.
         Washington, D.C. 20549

         Re:      LION, Inc.
                  Form 10-KSB for fiscal year ended December 31, 2004 Comment Letter dated July 8, 2005
                  File No. 000-25159

         Dear Mr. Gilmore:

         This will confirm our phone conversation today. On behalf of LION, Inc., we are writing to inform you that LION intends to respond to the Staff comment letter of July 8, 2005 by August 31, 2005.

         LION is in the process of preparing its Form 10-QSB for the quarter ended June 30, 2005, to be filed on or before August 15, 2005. LION does not anticipate having the capacity to address the substantive issues raised by the Staff until the Form 10-QSB is filed. Meanwhile, LION's independent registered public accounting firm is scheduled during the current Form 10-Q cycle, with limited availability to review LION's response.

         Consequently, an earlier response cannot be submitted without unreasonable effort or expense.

         If you have any questions, please feel free to call me at (425)
353-8883.

Sincerely,

TOLLEFSEN BUSINESS LAW P.C.

/s/ Stephen Tollefsen

STEPHEN N. TOLLEFSEN
Attorney at Law

Cc:      Randall D. Miles, Chairman & CEO, LION
         Steve Thomson, CFO, LION